News release via Canada Newswire, Calgary 403-269-7605

Attention Business Editors: Hawker Resources Inc. Announces Revision To The Terms Of Flow-Through Common Share Private Placement

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     CALGARY, July 27 /CNW/ — Hawker Resources Inc. (“Hawker”) announced today that it has revised the terms of its July 13, 2004, flow-through common share financing agreement. The financing agreement continues to be on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited and including Tristone Capital Inc., GMP Securities Ltd., and FirstEnergy Capital Corp. The financing will now consist of 2,050,000 flow-through common shares (“Flow-Through Shares”) at a price of $5.15 per Flow-Through Share, for total gross proceeds of $10,557,500, and will be issued pursuant to certain exemptions from prospectus requirements. The private placement financing is scheduled to close on August 6, 2004, and is subject to regulatory approval and the completion of definitive documentation.

     Hawker’s President & CEO, David A. Tuer, commented that: “In light of the recent weakness in Hawker’s stock price, we are revising the terms of the flow-through share financing. It is important to our company to continue a strong exploration program, and we are confident in Hawker’s ability to grow its production and reserves over time. Notwithstanding the revised 2004 guidance which we have recently published as a “base case”, we are optimistic about our continuing discussions with the operator of the Lavoy property concerning drilling activity. We want our guidance for drilling and production to be conservative, yet we are hopeful that the estimates outlined in our recent press release will be surpassed.”

     Hawker shall, pursuant to the provisions in the Income Tax Act (Canada), incur Canadian Exploration Expenses (the “Qualifying Expenditures”) after the closing date and prior to December 31, 2005 in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. Hawker shall renounce the Qualifying Expenditures so incurred to the purchasers of the Flow-Through Shares such that $5.15 per Flow-Through Share shall be deductible against the subscribers’ income for the fiscal year ended December 31, 2004. The proceeds of the Flow-Through Share offering will be used to incur Qualifying Expenditures for the continued exploration of Hawker’s oil and natural gas properties prior to December 31, 2005. The proceeds of the private placement may be used to temporarily reduce indebtedness until required for the foregoing purposes.

     Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR”.

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     /For further information: Hawker Resources Inc.: Mr. David A. Tuer, President & CEO, Tel.: (403) 290-4874; Mr. Barry R. Herring, Senior Vice President & CFO, Tel.: (403) 290-4856/
     (HKR.)

CO: Hawker Resources Inc.

CNW 08:48e 27-JUL-04